CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

October 19, 2006
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Commences AGORACOM Google IR Program

Vancouver, British Columbia, October 19, 2006 - Coral Gold Resources Ltd. (the "Company") (TSX VENTURE:CGR)(OTCBB:CGREF)(BERLIN:GV8)(FWB:GV8) is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to conduct a Google IR Program for the purposes of targeting new prospective investors interested in the small-cap resources markets.

The AGORACOM Google IR Program is a collaboration between AGORACOM and Google that utilizes the Google AdWords program to both market Coral Gold Resources and precision target new potential investors. The key word program is initiated by AGORACOM and optimized by Google personnel directly, thereby providing Coral Gold with a level of expertise that would otherwise be unavailable to the Company.

Prospective investors generated by the AGORACOM Google IR Program will be driven to customized landing pages that provide compelling information related to the Company, as well as, multi-media management interviews. In addition, both current and prospective investors will have access to the Coral Gold IR HUB on AGORACOM that provides investors with one-click access to important IR information, as well as, the ability to communicate with each other or ask questions in a monitored discussion forum. The Coral Gold IR HUB can be found at http://www.agoracom.com/ir/coralgold

Mr. Louis Wolfin, President of Coral Gold Resources stated, "Given our encouraging drill results over the summer, the time has come to significantly increase our profile and awareness amongst the investment community. To accomplish this, we wanted to look beyond traditional methods that focus on a specific geographic region or finite audience and we found that in the AGORACOM Google IR Program. Now, we will be able to target any potential investors interested in our specific resources and industry."

The terms of the agreement are as follows: Duration - 3 months. Monthly Cash Compensation - $3,000. Stock Options - 20,000 at a price of $3.92 per share exercisable on or before September 5, 2011. The options are subject to a stock option plan. This agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Ontario.

About AGORACOM Investor Relations Corp. http://www.agoracom.com http://www.AgoraIR.com

AGORACOM Investor Relations is North America's leading outsourced investor relations firm for small-cap companies. AGORACOM's exclusive IR HUB delivers two-way investor relations and communications that provides 100% transparency, accessibility, equality and near real-time communications for all shareholders and the investment community.

AGORACOM has specialized in small-cap investor relations since 1997 and is the exclusive provider of all small-cap content to Yahoo Finance Canada, The AOL Small Cap Channel and every Blackberry device on the planet.

About Coral Gold Resources Ltd.

Coral has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, adjoining the large Cortez (Pipeline) gold mine.

To find out more about Coral Gold Resources Ltd. (TSX VENTURE: CGR) (OTCBB: CGREF) (BERLIN: GV8) (FWB: GV8), visit our website at http://www.coralgold.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Coral Gold Resources Ltd.
Louis Wolfin
Director
(604) 682-3701
(604) 682-3600 (FAX)
ir@coralgold.com
http://www.coralgold.com
or
Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/CoralGold
CGR@Agoracom.com

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.